SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES BELGIAN COURT RULING UPHOLDING EU LAW

Ryanair today (6 Nov) welcomed the ruling by the Charleroi Labour Court dismissing a case taken against Ryanair by a former crew member, which confirmed that Ryanair crew are employed on Irish contracts, operate on Irish registered aircraft (defined as Irish territory) and pay their taxes in Ireland, in accordance with the EU Regulations governing mobile transport workers and the Belgium-Ireland double taxation treaty.
The Charleroi Labour Court's decision is in line with a previous decision in 2007 when the Mons Appeal Court upheld Ryanair's position that any dispute regarding contracts of employment should be dealt with through the Irish Courts and mirrors other rulings in Germany, Italy and Spain.

Ryanair's Robin Kiely said:

"Ryanair welcomes this ruling which upholds the EU regulations governing mobile transport workers and which mirrors similar rulings in Germany, Italy and Spain. Since Ryanair crew members spend their working day on Irish aircraft (which is Irish territory), are employed on Irish contracts and pay their taxes and social taxes in Ireland, there is no basis for any claim that they should be subject to Belgian employment law"

Ends

For further information

please contact:
                                 Robin Kiely                            Joe Carmody
                                                 Ryanair Ltd                            Edelman Ireland
                                                 Tel: +353-1-8121212           Tel: +353-1-6789 333
                                                  press@ryanair.com             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 November, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary